Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-194940

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated April 8, 2014 to which it relates, as amended or supplemented, from documents filed with, or furnished to, the U.S. Securities and Exchange Commission and filed with securities commissions or similar regulatory authorities in Canada and. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of our Chief Financial Officer at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6, (905) 361-3638, and are also available electronically at www.sec.gov and www.sedar.com.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2015.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To the Short Form Base Shelf Prospectus dated April 8, 2014)

New Issue	December 7, 2015

$15,000,000

HYDROGENICS CORPORATION

■ Common Shares

This offering (the “offering”) of $15,000,000 of common shares (the “common shares”) of Hydrogenics Corporation (the “Company”) under this prospectus supplement (the “prospectus supplement”) consists of ■ common shares (collectively, with the common shares issuable upon the exercise of the over-allotment option (as defined below), the “offered common shares”) at a price of US$■ per common share (the “offering price”). The offering is being made in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”) and this prospectus supplement.

Investing in our common shares involves risks. See “Risk Factors” on page S-3 of this prospectus supplement and on page 7 of the accompanying short form base shelf prospectus of the Company dated April 8, 2014 (the “prospectus”) and in other documents incorporated by reference in this prospectus supplement and the prospectus.

	Price to Public		Underwriters’ Fee(1)		Net Proceeds to the Company(1)(2)
Per Common Share	$	■	$	■	$	■
Total	$	■	$	■	$	■
(1)	The underwriters’ fee is equal to ■% of the gross proceeds of the offering. We have also agreed to reimburse certain expenses of the representative. See “Underwriting”.
(2)	After deducting the underwriters’ fee but before deducting the expenses of this offering, estimated to be $■, all of which will be paid by the Company.

Craig-Hallum Capital Group

Sole Book-Running Manager

Roth Capital Partners

Co-Manager

The date of this prospectus supplement is December ■, 2015 .

1

Our common shares are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “HYGS” and listed on the Toronto Stock Exchange (the “TSX”) under the symbol “HYG”. On December 4, 2015, the last trading day prior to the public announcement of the offering, the closing prices of our common shares on the NASDAQ and the TSX were US$10.64 and Cdn$14.19, respectively. The common shares offered by this prospectus supplement will be listed on NASDAQ. We have applied to the TSX for the additional listing of the common shares offered by this prospectus supplement. Listing on the TSX will be subject to our fulfillment of all of the listing requirements of the TSX.

The offered common shares are being offered by the underwriters pursuant to an underwriting agreement dated December ■, 2015 (the “underwriting agreement”) between the Company and Craig-Hallum Capital Group LLC (the “representative”) as the representative of the underwriters named in the underwriting agreement (the “underwriters”). In certain circumstances, the underwriters may offer the offered common shares at a price lower than the offering price in this prospectus supplement. See “Underwriting”.

The underwriters may also exercise an option (the “over-allotment option”), exercisable in full or in part from time to time until the date which is 30 days following the closing date of this offering, to purchase from the Company on the same terms up to ■ common shares (the “additional common shares”), being a number equal to 15% of the number of common shares sold in the offering. If the over-allotment option is exercised in full, the total price to the public will be $■, the underwriters’ fee will be $■, the net proceeds to the Company will be $■. This prospectus supplement also registers the additional common shares issuable upon the exercise of the over-allotment option.

The offering price will be determined by negotiation between the Company and the underwriters. In connection with the offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The common shares offered by this prospectus supplement are not being offered for sale in Canada or to any resident of Canada and may not be offered or sold, directly or indirectly, in Canada, or to or for the account of any resident of Canada.

We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this prospectus supplement and the prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and independence standards, and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of common shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of the United States may not be described fully herein or in the prospectus. Prospective investors should consult their own tax advisors prior to deciding to purchase common shares. See “Certain Income Tax Considerations” on page S-9 of this prospectus supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, many of our officers and directors and certain of the experts named in this prospectus supplement and the accompanying prospectus are non-U.S. residents, and many of our assets and those of said persons may be located in Canada or outside the United States.

Neither the u.s. securities and exchange commission nor any state securities commission has approved or disapproved of these securities or PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE accompanying PROSPECTUS. Any representation to the contrary is a criminal offense.

2

Our headquarters and registered office is located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6.

3

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Page

about this prospectus	5
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	5
EXCHANGE RATE DATA	5
FORWARD-LOOKING STATEMENTS	6
RISK FACTORS	7
THE COMPANY	8
OUR BUSINESS	8
Recent Developments	10
Prior Sales	10
Price Range and Trading	10
USE OF PROCEEDS	12
Capitalization and indebtedness	12
Earnings coverage ratios	13
DESCRIPTION OF common shares and PREFERRED SHARES	13
DESCRIPTION OF DEBT SECURITIES	15
DESCRIPTION OF SUBSCRIPTION RECEIPTS	18
DESCRIPTION OF WARRANTS	19
DESCRIPTION OF SHARE PURCHASE CONTRACTS	22
DESCRIPTION OF UNITS	22
PLAN OF DISTRIBUTION	23
selling securityholders	24
CERTAIN INCOME TAX CONSIDERATIONS	25
DOCUMENTS INCORPORATED BY REFERENCE	25
LEGAL MATTERS	26
auditors, transfer agents and registrars	27
AGENT FOR SERVICE OF PROCESS	27
STATUTORY and contractual RIGHTS OF WITHDRAWAL AND RESCISSION	27
CERTIFICATE OF THE COMPANY	29

-i-
ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offered common shares and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the offered common shares. This prospectus supplement is deemed to be incorporated into the accompanying prospectus solely for the purpose of the offering.

You should only rely on the information contained or incorporated by reference in this prospectus supplement or the prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement or the prospectus, as well as the information we previously filed with the SEC in the United States and the securities commissions or similar authorities in Canada that is incorporated by reference in this prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

Capitalized terms which are used but not otherwise defined in this prospectus supplement shall have the meaning ascribed thereto in the prospectus. All references in this prospectus supplement to “Canada” mean Canada, its provinces other than Québec (and excluding its territories), its possessions and all areas subject to its jurisdiction.

In this prospectus supplement, unless the context otherwise requires, the terms “Hydrogenics”, “we”, “us”, “our” and the “Company” refer to Hydrogenics Corporation and its consolidated subsidiaries and, where the context requires, includes our predecessor (“Old Hydrogenics”) and its consolidated subsidiaries prior to October 27, 2009.

In this prospectus supplement and the prospectus, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “US$”, “$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

	Year Ended December 31,
	2010	2011	2012	2013	2014
Low	0.9278	0.9430	0.9599	0.9348	0.8568
High	1.0054	1.0583	1.0299	1.0164	0.9444
Period End	1.0054	0.9833	1.0051	0.9402	0.8620
Average	0.9709	1.0111	1.0004	0.9710	0.9052

On December 4, 2015, the noon buying rate as reported by the Bank of Canada was Cdn$1.00 = US$1.3365.

FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this prospectus supplement and the prospectus constitute “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intend”, “anticipates”, “objectives” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals, achievements, competitive advantages, industry trends, or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, realize as revenue our backlog, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options, warrants and performance share units; the absence of an existing public market for the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units; the reduced public float and liquidity of our common shares; the effect of prevailing interest rates on the market price of our preferred shares and debt securities; and our debt securities not being secured by any of our assets. These risk factors and others are discussed in more detail herein under “Risk Factors” on page S-3 of this prospectus supplement, as well as under “Risk Factors” in the prospectus and under “Risk Factors” in our most recent annual information form, incorporated by reference herein, and under “Risks and Uncertainties” and “Forward-looking Statements” in our management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2014, which was filed in Canada at www.sedar.com and with the SEC as Exhibit 99.2 to our report on Form 6-K on March 4, 2015, and which is also incorporated by reference herein.

These factors may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on our business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained herein are made as of the date of this prospectus supplement and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this prospectus supplement are expressly qualified by this cautionary statement.

S-2

THE COMPANY

This summary does not contain all the information about us that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be part of this prospectus supplement.

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation–Corporation Hydrogenique” on October 27, 2009 in connection with a transaction involving Algonquin Power Income Fund (the “APIF Transaction”).

Old Hydrogenics was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Société Hydrogenique Incorporée–Hydrogenics Corporation Incorporated.” From 1990 to August 1995, Société Hydrogenique Incorporée–Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business, and in 2000, changed our name to Hydrogenics Corporation – Corporation Hydrogenique. Until October 27, 2009, we were a wholly-owned subsidiary of Old Hydrogenics.

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers, systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift trucks. In November 2007, we announced we were exiting the fuel cell test products, design, development and manufacturing business, that was conducted through our Test Systems business unit.

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6. Our telephone number is (905) 361-3660. Our agent for service in the United States for any actions relating to our common shares is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400.

RECENT DEVELOPMENTS

On November 16, 2015, the Company announced the signing of separate supply agreements with several Chinese electronic vehicle integrators. These agreements cover more than 2,000 vehicles over the course of the next three to five years. Included in the agreements are heavy-duty fuel cells, fueling stations, and assessments for converting wind energy and other forms of surplus electricity to hydrogen using the Company’s Power-to-Gas energy storage technology.

PRE-EMPTIVE RIGHTS

Pursuant to the Governance Agreement (the "Governance Agreement") dated October 16, 2001 between General Motors Corporation ("GM") and the Company, GM has the right to participate in any equity financing by the Company on a pro rata basis based on the number of common shares on a fully diluted basis held by GM on the date notice was given to GM of such equity financing (the "Pre-Emptive Right"). GM has not waived such Pre-Emptive Right as of the date of this prospectus supplement and has not confirmed whether or not it will exercise the Pre-Emptive Right. GM has until 10 days after notice was given in accordance with the Governance Agreement in order to exercise the Pre-Emptive Right. To the extent GM decides to exercise the Pre-Emptive Right, the Company would be required to issue additional common shares to GM on the same terms as the common shares that are issued pursuant to this offering in an amount equal to GM's pro rata amount of this offering based on the number of common shares held by GM. As of the date of this prospectus supplement, GM owns approximately 4.5% of the common shares of the Company on a fully-diluted basis.

RISK FACTORS

An investment in our common shares involves risk. In addition to the other information contained in this prospectus supplement and the prospectus, you should carefully consider the risk factors described below, as well as the risk factors described under “Risk Factors” in the prospectus and “Risk Factors” in our most recent annual information form, incorporated by reference herein, under “Risks and Uncertainties” and “Forward-looking Statements” in our management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2014, filed in Canada at www.sedar.com and with the SEC as Exhibit 99.2 to our report on Form 6-K on March 4, 2015, which is also incorporated by reference herein, and the other information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding whether to invest in our common shares. Any of such risks could materially adversely affect our business, financial condition or results of operations.

S-3

We do not anticipate declaring any cash dividends on our common shares. Investors in this offering may never obtain a return on their investment.

We have never declared or paid cash dividends on our common shares and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. Accordingly, you may need to rely on sales of your common shares after price appreciation, which may never occur, in order to realize a return on your investment.

You will experience immediate dilution in the book value per share of the common shares you purchase.

Given that the price per share of our common shares being offered is substantially higher than the book value per share of our common shares, you will suffer substantial dilution in the net tangible book value of the offered common shares you purchase in this offering. Based on the public offering price of $■ per share and the equity book value per common share of $■ as of September 30, 2015, if you purchase common shares in this offering, you will suffer dilution of $■ per share in the net tangible book value of the offered common shares.

The market price of our stock may be affected by low volume.

Our common shares have a relatively low average daily volume. The average daily trading volume on NASDAQ during the 90 trading days prior to December 4, 2015 was 40,291 shares. Without a significantly larger average trading volume, our common shares will be less liquid than the common shares of companies with higher trading volume. As a result, the trading prices for our common shares may be more volatile.

The number of common shares available for future sale could adversely affect the market price of our common shares.

We cannot predict whether future issuances of our common shares or the availability of common shares for resale in the open market will decrease the market price of our common shares. Upon completion of this offering, we will have ■ common shares outstanding (■ common shares if the underwriters exercise their over-allotment option in full), based on the number of common shares outstanding as of December ■, 2015.

We have a short form base shelf prospectus on file with the Canadian Securities Administrators and the SEC that permits us, from time to time, to offer and sell up to an aggregate of $100 million of common shares, preferred shares, subscription receipts, warrants, debt securities, share purchase contracts and units to the extent necessary or advisable to meet our liquidity needs.

Any of the following could have an adverse effect on the market price of our common shares:

•	the exercise of the underwriters’ over-allotment option;

•	issuances of securities that are exchangeable or convertible into common shares;

•	issuances of preferred shares with liquidation or distribution preferences; and

•	other issuances of common shares.

In connection with this offering, we and our executive officers and directors have entered into lock-up agreements restricting, subject to certain exceptions, the sale of any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares for 90 days following the date of the underwriting agreement. If the restrictions under such agreements are waived, the affected common shares or other securities may be available for sale into the market, which could reduce the market price of our common shares.

USE OF PROCEEDS

As of September 30, 2015, we had an unrestricted cash and cash equivalent balance of $6.9 million. We estimate that the net proceeds to us from this offering will be approximately $■ million, after deducting underwriters discounts and commissions and estimated offering expenses payable by us, as described in “Underwriting”.

S-4

We intend to use the net proceeds we receive from this offering for general corporate purposes, including to support any negative cash flows from operating activities.

PRIOR SALES

We have not issued any securities in the 12-month period prior to the date of this prospectus supplement other than as described in the prospectus. See “Prior Sales” in the prospectus, which contains information with respect to all issuances of our securities during the 12-month period prior to the date of this prospectus supplement.

PRICE RANGE AND TRADING

Our outstanding common shares are listed on NASDAQ under the symbol “HYGS” and are listed and posted for trading on the TSX under the symbol “HYG”. The following tables, together with the information contained under the heading “Price Range and Trading” in the accompanying prospectus, set forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes of the common shares on NASDAQ and the TSX for the twelve month period prior to the date of this prospectus supplement.

NASDAQ

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes on NASDAQ (as reported by Standard & Poor’s Capital IQ) for the periods indicated for our common shares under the symbol “HYGS”.

Period	High Price (US$ per share)	Low Price (US$ per share)	Total Volume

January 1, 2015 to March 31, 2015	17.55	11.21	4,380,100
April 1, 2015 to June 30, 2015	13.36	8.51	3,966,500
July 1, 2015 to September 30, 2015	10.50	7.32	2,752,000
October 2015	10.25	7.61	562,200
November 2015	12.08	9.43	1,282,900
December 1, 2015 to December 4, 2015	11.89	10.53	141,594

TSX

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes on the TSX (as reported by TMX Datalinx) for the periods indicated for our common shares under the symbol “HYG”.

Period	High Price (Cdn$ per share)	Low Price (Cdn$ per share)	Total Volume

January 1, 2015 to March 31, 2015	19.75	14.12	397,100
April 1, 2015 to June 30, 2015	16.58	10.51	362,600
July 1, 2015 to September 30, 2015	13.49	9.42	147,600
October 2015	13.50	9.69	44,800
November 2015	16.19	12.50	70,700
December 1, 2015 to December 4, 2015	15.73	13.82	17,410

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2015, the date of our most recently filed financial statements: (i) before the offering and (ii) after giving effect to the completion of the offering (assuming no exercise by the underwriters of their over-allotment option). Other than the proposed offering, there have been no material changes to our capitalization since September 30, 2015. The information in this table should be read in conjunction with our unaudited interim consolidated financial statements as at and for the three months ended September 30, 2015, which are incorporated by reference in this prospectus supplement.

S-5

	As of September 30, 2015 (US$ in thousands)

	Actual (Unaudited)	Adjusted (Unaudited)
Shareholders’ equity
Common shares(1)	348,275		■
Contributed surplus	20,262		■
Deficit	(358,921)		■
Accumulated other comprehensive loss	(3,063)		■
Total capitalization	$6,553	$	■

____________

(1)	Assuming no exercise of the over-allotment option. If the over-allotment option is exercised in full, the “adjusted” amount for the shareholders’ equity of the common shares would be $■.

DESCRIPTION of Share Capital

As of December 4, 2015, there were 10,092,375 common shares outstanding and no preferred shares outstanding. After giving effect to the offering (assuming the exercise of the over-allotment option in full), there would be ■ common shares outstanding.

See “Description of Common Shares and Preferred Shares” in the accompanying prospectus for further information regarding the principal rights, privileges, restrictions and conditions attaching to the common shares and the preferred shares.

Underwriting

The Company has entered into the underwriting agreement with Craig-Hallum Capital Group LLC (the “representative”) as the representative of the underwriters set forth below in connection with the offered common shares. Subject to certain terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have, severally and not jointly, agreed to purchase from us, ■ common shares as set forth opposite the underwriters’ names below.

Underwriter	Number of Common Shares
Craig-Hallum Capital Group LLC	■
Roth Capital Partners, LLC	■
Total	■

The underwriters propose to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement. If all of the common shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms and we will file a supplement to this prospectus to reflect such modified terms.

The underwriters are offering the offered common shares, subject to prior sale, if, as and when issued to (or sold and delivered to) and accepted by them. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The obligations of the underwriters may be terminated upon the occurrence of certain stated events. The underwriters are, however, obligated to take up and pay for all of the offered common shares if any such offered common shares are purchased under the underwriting agreement, provided that the underwriters are not obligated to take up or pay for any offered common shares covered by the underwriters’ over-allotment option described below. The Company will deliver the offered common shares to or for the accounts of the underwriters with The Depository Trust Company on the closing date.

The common shares offered by this prospectus supplement and accompanying prospectus have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada and may not be offered or sold, directly or indirectly, in Canada, or to or for the account of any resident of Canada. This prospectus supplement and accompanying prospectus have not been filed in respect of, and will not qualify, any distribution of shares in any province or territory of Canada.

S-6

The underwriters have agreed that the underwriters will:

(a) not, directly or indirectly, offer, sell or deliver common shares in Canada or to persons who are residents of Canada or acting on the behalf of residents of Canada or to any person whom it believes intends to reoffer, resell or deliver the shares in Canada or to any persons who are residents of Canada or acting on the behalf of residents of Canada; and

(b) cause any dealer to whom it may sell such shares to agree to observe a similar restriction.

Confirmations of the acceptance of offers to purchase any common shares will be sent to purchasers who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of common shares who receives a purchase confirmation is, by the purchaser’s receipt thereof, deemed to represent to the Company, the underwriters and the dealers from whom such purchase confirmation is received, that such purchaser is not a resident of Canada or acting on behalf of any resident of Canada and does not have any intention to reoffer, resell or deliver the common shares in Canada or to a resident of Canada or a person acting on behalf of a resident of Canada.

Stock Exchange Listing

Our outstanding common shares are listed on NASDAQ under the symbol “HYGS” and are listed and posted for trading on the TSX under the trading symbol “HYG”. The common shares offered by this prospectus supplement will be listed on NASDAQ. We have also applied to the TSX for the listing of the common shares offered by this prospectus supplement. Listing on the TSX will be subject to our fulfillment of all of the listing requirements of the TSX.

Over-Allotment Option

The Company has granted to the underwriters an option for 30 days from the initial closing date of this offering to purchase up to an additional ■ common shares from the Company at the offering price listed on the cover page of this prospectus supplement, less the underwriting discounts and commissions, to cover over-allotments, if any, and for market stabilization purposes. The underwriters may exercise this option at any time, in whole or in part, within 30 days after the initial closing date. This prospectus supplement and the accompanying prospectus register the additional offered common shares issuable upon exercise of the over-allotment option.

Commissions and Expenses

The Company has agreed to pay a cash fee to the underwriters in the amount equal to ■% ($■ per offered common share sold) of the gross proceeds of the sale of the offered common shares, including gross proceeds realized on the sale of additional common shares issuable upon exercise of the over-allotment option, if any. The following table shows the underwriting discounts and commissions payable to the underwriters by the Company in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	Per Share				Total
	Without Over-Allotment Option		With Over-Allotment Option		Without Over-Allotment Option		With Over-Allotment Option
Public offering price	$	■	$	■	$	■	$	■
Underwriting discounts and commissions paid by the Company	$	■	$	■	$	■	$	■
Expenses payable by the Company	$	■	$	■	$	■	$	■

We estimate that expenses payable by the Company in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $■. We have agreed to reimburse the representative for certain out-of-pocket expenses (including fees and expenses of counsel) in an aggregate amount not to exceed $100,000.

Indemnification and Contribution

Pursuant to the underwriting agreement, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

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Lock-Ups/Restrictions on Future Sales

We have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to: (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish a “put equivalent position” or liquidate or decrease a “call equivalent position” (within the meaning of section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to, (ii) file a prospectus in Canada, or file or cause to become effective a registration statement in the United States, relating to the offer of, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, our common shares or any other securities of the Company that are substantially similar to our common shares, or any securities convertible into or exchangeable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of our common shares or such other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing, without the prior written consent of the representative. These restrictions on future issuances are subject to exceptions for: (i) the issuance of our common shares sold in this offering, (ii) the issuance of our common shares upon the exercise of options or warrants disclosed as outstanding in this prospectus supplement and the accompanying prospectus, and (iii) the issuance of stock options not exercisable during this 90-day period and the issuance of our common shares pursuant to our equity compensation plans. This 90-day period may be extended if: (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire on the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

In addition, each of our directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, for a period of 90 days from the date of the underwriting agreement: (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish a “put equivalent position” or liquidate or decrease a “call equivalent position” (within the meaning of section 16 of the Exchange Act) with respect to, (ii) file a prospectus in Canada, or file or cause to become effective a registration statement in the United States, relating to the offer of, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, our common shares or any other securities of the Company that are substantially similar to our common shares, or any securities convertible into or exchangeable for, or any warrants or other rights to purchase, the foregoing, or publicly announce any intention to do any of the foregoing, without the prior written consent of the representative, subject to an 18 day extension under certain circumstances. This consent may not be unreasonably withheld and may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for: (i) bona fide gifts, (ii) transfers to any trust for the direct or indirect benefit of immediate family members, or to certain affiliates, and (iii) transfers pursuant to a bona fide third party take-over bid made to all holders of our common shares or a similar acquisition transaction, in the case of (i) and (ii) so long as the transferee agrees to be bound by these restrictions, and in the case of (iii) so long as the director or executive officer will remain bound by these restrictions in the event that the take-over bid or acquisition transaction is not completed.

Electronic Distribution

This prospectus supplement and the accompanying prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their respective affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other website maintained by the underwriter or by us is not part of this prospectus supplement, the accompanying prospectus or the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as an underwriters, and should not be relied upon by investors.

Price Stabilization and Short Positions

Until the distribution of the common shares is completed, SEC rules may limit the underwriters from bidding for and purchasing common shares. However, the underwriters may engage in transactions that stabilize the market price of the common shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum in accordance with Regulation M under the Exchange Act.

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In connection with this offering, in order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out covered short sales by exercising their over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under their over-allotment option. The underwriters may also sell common shares in excess of their over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and may end any of these activities, if commenced, at any time.

Affiliations

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other services to the Company for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade securities or loans of the Company for its own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

CERTAIN INCOME TAX CONSIDERATIONS

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common shares acquired pursuant to this offering. Except where otherwise stated, this discussion only applies to “U.S. Holders” (as defined below) who hold our common shares as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is intended for general information only and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder. Furthermore, the discussion does not address special situations that may apply to particular U.S. Holders including, but not limited to, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates or former U.S. citizens, tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, dealers in securities, private foundations, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) 10 per cent or more of the total combined voting power of all classes of our stock entitled to vote, U.S. Holders whose “functional currency” is not the U.S. dollar, or persons who hold our common shares in connection with a “straddle”, “hedging”, “conversion” or other risk reduction transaction. This discussion does not address the tax consequences to U.S. Holders of our common shares under any state, local, foreign or other tax laws and does not address any aspect of U.S. federal tax law other than income taxation.

The U.S. federal income tax consequences set forth below are based upon the Code, existing and proposed Treasury regulations promulgated thereunder, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof and all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below. No advance income tax ruling has been or will be sought or obtained from the IRS with respect to the tax consequences described below, and, as a result, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in the summary.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulations.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the holder of our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the status and activities of the partnership. A holder of common shares that is a partnership and partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of acquiring, holding and disposing of our common shares.

Prospective investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the purchase, ownership and disposition of our common shares, including the tax consequences under any state, local, foreign and other tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules”, the gross amount of any distribution received by a U.S. Holder with respect to our common shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holder, as a dividend, to the extent attributable to our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of any distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its common shares, causing a reduction in the adjusted basis of such common shares. Thereafter, to the extent that such distribution exceeds a U.S. Holder’s adjusted tax basis in its common shares, the distribution will be treated as gain from the sale or exchange of such common shares. We do not intend to calculate our earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal tax information reporting purposes.

A dividend received by a non-corporate U.S. Holder generally will qualify for the reduced federal income tax rates applicable to capital gains, provided that: (i) we are not treated as a passive foreign investment company for the taxable year the dividend is paid or for the preceding taxable year, (ii) we are treated as a “qualified foreign corporation” and (iii) certain holding period requirements are met. If we are a passive foreign investment company under the rules discussed below, distributions treated as dividends will be taxable at the higher ordinary income tax rates. We will be treated as a qualified foreign corporation if our common shares are readily tradable on an established securities market in the United States, which we believe should be the case. Dividends on our common shares paid to non-corporate U.S. Holders will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code. Additionally, a U.S. Holder may be subject to an additional Medicare tax on unearned income of 3.8% (see “Additional Tax on Passive Income” below).

Generally, the amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the spot rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will be treated as U.S.-source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit the amount of Canadian withholding tax imposed on dividends paid to such holder, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, dividends paid on our common shares generally will be treated as income from foreign sources and generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Sale, Exchange or Other Taxable Disposition

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the amount realized for our common shares and the U.S. Holder’s adjusted tax basis in our common shares. Subject to the discussion below under “Passive Foreign Investment Company Rules”, the gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Additionally, a U.S. Holder may be subject to an additional Medicare tax on unearned income of 3.8% (see Additional Tax on Passive Income” below).

Passive Foreign Investment Company Rules

Generally adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income”, or on average at least 50% of the quarterly gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, certain gains from the sales of commodities, and gains from the disposition of property that gives rise to passive income.

Based upon the composition of our expected income and assets, we do not expect to be a PFIC for the current year or for subsequent taxable years. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year during a U.S. Holder’s holding period for our common shares, the U.S. Holder generally would be subject to special rules with respect to “excess distributions” made by us on our common shares and with respect to gain from the sale, exchange or disposition of our common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S. Holder in any taxable year over 125% of the average annual distributions the U.S. Holder has received from us during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale, exchange or disposition of our common shares ratably over its holding period for the common shares. The amounts allocated to the taxable year of the sale, exchange or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for such other taxable year, and an interest charge would be imposed on the amount allocated to the taxable year. These rules would apply to a U.S. Holder that held our common shares during any year in which we were a PFIC, even if we were not a PFIC in the year in which the U.S. Holder sold our common shares or received an excess distribution in respect of its common shares.

If we were a PFIC in any taxable year, and provided certain requirements were met, a U.S. Holder might be able to make a mark-to-market election to alleviate certain of the tax consequences referred to above. A “qualified electing fund” election would not be available to U.S. Holders, because we do not intend to provide the necessary information to allow U.S. Holders to make such an election for any tax year in which we are a PFIC. In addition, if we were a PFIC, each U.S. Holder would be required to file an annual report with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. Holder and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC for any year as well as the availability of any elections to mitigate the adverse tax consequences to a U.S. Holder if we were a PFIC.

Information Reporting and Backup Withholding

Information reporting requirements will apply to the payment of dividends on our common shares or the proceeds received on the sale, exchange, or other taxable disposition of common shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently imposed at a rate of 28%) may apply to such amounts if the U.S. Holder fails to timely provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends or interest required to be shown on its U.S. federal income tax returns. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is provided to the IRS in a timely manner.

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Additional Tax on Passive Income

Non-corporate U.S. Holders (including individuals, estates or trusts) may be subject to a 3.8% Medicare tax on the lesser of: (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Holder’s “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include, among other things, dividends on, and capital gains from the sale or other taxable disposition of our common shares, subject to certain limitations and exceptions. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains.

Information Reporting with Respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value in excess of $50,000 on the last day of the taxable year (or $75,000 at any time during the taxable year) generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Under these rules, our common shares may be treated as “specified foreign financial assets”. U.S. Holders are urged to consult their own tax advisors regarding the foregoing reporting requirements.

Special Reporting Requirements for Transfers to Foreign Corporations

A U.S. Holder that acquires our common shares generally will be required to file Form 926 with the IRS if (i) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of our common shares or (ii) the amount of cash transferred in exchange for our common shares during the 12-month period ending on the date of the acquisition exceeds $100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to consult their own tax advisors regarding these filing requirements.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership and disposition of our common shares. Each prospective investor should consult with its own tax advisor concerning the tax consequences with regard to its particular circumstances.

Canadian Federal Income Tax Considerations For United States Residents

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, (v) is not a registered “non-resident insurer” or “authorized foreign bank”, each within the meaning of the Tax Act, and (vi) does not carry on an insurance business in Canada and elsewhere, and (b) for the purposes of the Canada-United States Income Tax Convention (the “Convention”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention.

Our common shares will generally be considered to be capital property to a holder unless such common shares are held in the course of carrying on a business of buying or selling securities, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Shareholder” or “U.S. Shareholders”. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may not be considered to be a resident of the United States for the purposes of the Convention), tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

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For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Shareholder or prospective U.S. Shareholder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult with their own tax advisors for advice with respect to their own particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof. The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada or filed with or furnished to the SEC under the Exchange Act, are specifically incorporated by reference in this prospectus:

(a)	our annual information form for the year ended December 31, 2014;

(b)	our audited consolidated financial statements and results of operations of the company as at and for the years ended December 31, 2014 and December 31, 2013, together with the notes thereto and the independent auditor’s report thereon;

(c)	our management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2014;

(d)	our management proxy circular dated March 23, 2015 in connection with our annual meeting of shareholders held on May 6, 2015;

(e)	our unaudited interim consolidated financial statements and results of operations of the company as at and for the three and nine months ended September 30, 2015;

(f)	our management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September, 2015;

(g)	our material change report dated May 12, 2015;

(h)	our material change report dated June 3, 2015; and

(i)	our press release issued May 27, 2015.

Our 2014 annual financial statements, annual management’s discussion and analysis and annual information form referred to above are contained in our 2014 annual report, which is included in our annual report on Form 40-F for the year ended December 31, 2014.

Any documents of the type described in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by us and any template version of marketing materials (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement.

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Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement, or in the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby will be passed upon on our behalf by Torys LLP as to Canadian law and U.S. federal and New York law, and on behalf of the representative by Ellenoff Grossman & Schole LLP as to U.S. federal law. As of the date hereof, the lawyers of Torys LLP, directly or indirectly, in the aggregate, own less than 1% of any of our securities.

Auditors, Transfer Agents and Registrars

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, PwC Tower, Suite 2600, 18 York Street, Toronto, Ontario, Canada M5J 0B2. PricewaterhouseCoopers LLP is independent of us within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario.

Our transfer agent and registrar in Canada is CST Trust Company at its principal office in Toronto, Ontario, Canada and the co-transfer agent and co-registrar for our common shares in the United States is Computershare Investor Services LLC at its offices in New York, New York.

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This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada, except Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of our Chief Financial Officer at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6, (905) 361-3638, and are also available electronically at www.sedar.com and www.sec.gov.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered by this short form base shelf prospectus and any representation to the contrary is an offence.

Short Form BASE SHELF Prospectus

new issue and/or secondary offering

April 8, 2014

hydrogenics corporation

US$100,000,000

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Share Purchase Contracts
Units

_________________________

We may offer from time to time, during the 25 month period that this prospectus, including any amendments hereto, remains effective, up to US$100 million of the securities listed above in one or more series or issuances and their total offering price, in the aggregate, will not exceed US$100 million. Our securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and set forth in an accompanying prospectus supplement.

We will provide the specific terms of any securities we actually offer in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement but only for the purposes of the distribution of the securities to which the prospectus supplement pertains.

This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

Our outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “HYG” and quoted on the Nasdaq Global Market (the “Nasdaq”) under the symbol “HYGS”.

Investing in our securities involves risks. See “Risk Factors” on page 7 of this prospectus.

Our head and registered office is at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and independence standards, and thus may not be comparable to financial statements of U.S. companies.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and certain of the experts named in this prospectus are Canadian residents, and many of our assets and those of said persons may be located in Canada or outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In connection with any underwritten offering of securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at levels other than those which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

We may sell securities through underwriters or dealers directly pursuant to applicable statutory exemptions, or through agents designated by us from time to time. Each prospectus supplement will identify each person who may be deemed to be an underwriter with respect to securities being offered and will set forth the terms of the offering of such securities, including, to the extent applicable, the purchase price or prices of the offered securities, the initial offering price, the proceeds to us from the sale of the offered securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or reallowed or paid to dealers. The managing underwriter or underwriters with respect to the securities sold to or through underwriters will be named in the applicable prospectus supplement.

2

Unless otherwise specified in a prospectus supplement relating to a series of preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units, the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units may be sold and purchasers may not be able to resell the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units purchased under this prospectus. This may affect the pricing of our preferred shares, debt securities, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of our preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units, and the extent of issuer regulation. See “Risk Factors”.

The earnings coverage ratio of the Company for the 12 months ended December 31, 2013 is less than one-to-one. See “Earnings Coverage Ratios” on page 13 of this prospectus.

3

about this prospectus	5
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	5
EXCHANGE RATE DATA	5
FORWARD-LOOKING STATEMENTS	6
RISK FACTORS	7
THE COMPANY	8
OUR BUSINESS	8
Recent Developments	10
Prior Sales	10
Price Range and Trading	10
USE OF PROCEEDS	12
Capitalization and indebtedness	12
Earnings coverage ratios	13
DESCRIPTION OF common shares and PREFERRED SHARES	13
DESCRIPTION OF DEBT SECURITIES	15
DESCRIPTION OF SUBSCRIPTION RECEIPTS	18
DESCRIPTION OF WARRANTS	19
DESCRIPTION OF SHARE PURCHASE CONTRACTS	22
DESCRIPTION OF UNITS	22
PLAN OF DISTRIBUTION	23
selling securityholders	24
CERTAIN INCOME TAX CONSIDERATIONS	25
DOCUMENTS INCORPORATED BY REFERENCE	25
LEGAL MATTERS	26
auditors, transfer agents and registrars	27
AGENT FOR SERVICE OF PROCESS	27
STATUTORY and contractual RIGHTS OF WITHDRAWAL AND RESCISSION	27
CERTIFICATE OF THE COMPANY	29

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You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. References to this “prospectus” include documents incorporated by reference herein. See “Documents Incorporated by Reference” at page 25 of this prospectus. The information in or incorporated by reference into this prospectus is current only as of its date. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer these securities.

about this prospectus

In this prospectus, unless the context otherwise requires, the terms “Hydrogenics”, “Company”, “Corporation”, “we”, “us” and “our” refer to Hydrogenics Corporation and its consolidated subsidiaries and, where the context requires, includes our predecessor (“Old Hydrogenics”) and its consolidated subsidiaries prior to October 27, 2009.

Except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “US$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of Canada. Most of our directors and officers, as well as certain of the experts named in this prospectus, are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We believe that a judgment of a U.S. court predicated solely upon civil liability under such laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Low	0.7692	0.9278	0.9430	0.9599	0.9348
High	0.9716	1.0054	1.0583	1.0299	1.0164
Period End	0.9555	1.0054	0.9833	1.0051	0.9402
Average	0.8757	0.9709	1.0111	1.0004	0.9710

On April 7, 2014, the noon buying rate was Cdn$1.00 = US$0.9115.

5

FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this prospectus constitute “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intend”, “anticipates”, “objectives” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals, achievements, competitive advantages, industry trends, or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on the Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options, warrants and performance share units; the absence of an existing public market for the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units; the reduced public float and liquidity of our common shares; the effect of prevailing interest rates on the market price of our preferred shares and debt securities; and our debt securities not being secured by any of our assets. These risk factors and others are discussed in more detail herein under “Risk Factors,” as well as under “Risk Factors” in our most recent annual information form, incorporated by reference herein, and under “Risks and Uncertainties” and “Forward-looking Statements” in our management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2013, which was filed in Canada at www.sedar.com and with the SEC as Exhibit 99.2 to our report on Form 6-K on March 7, 2014, and which is also incorporated by reference herein.

These factors may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on our business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

6

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained herein are made as of the date of this prospectus and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement.

RISK FACTORS

An investment in our securities involves risk. You should carefully consider the risk factors described below, as well as the risk factors described under “Risk Factors” in our most recent annual information form, incorporated by reference herein, under “Risks and Uncertainties” and “Forward-looking Statements” in our management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2013, filed in Canada at www.sedar.com and with the SEC as Exhibit 99.2 to our report on Form 6-K on March 7, 2014, which is also incorporated by reference herein, and the other information contained in and incorporated by reference into this prospectus (including subsequently filed documents incorporated by reference), before deciding whether to invest in our securities. Any of such risks could materially adversely affect our business, financial condition or results of operations.

There is no existing public market for the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units and a market may not develop.

There is currently no market through which the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units may be sold and purchasers of preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units may not be able to resell such preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units purchased under this prospectus. There can be no assurance that an active trading market will develop for the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units in the secondary market, the transparency and availability of trading prices, the liquidity of the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units and the extent of issuer regulation.

The public offering prices of the securities may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to the prices at which the securities will trade in the public market, if any, subsequent to such offering. See “Plan of Distribution”.

Prevailing interest rates will affect the market price or value of the preferred shares and debt securities.

The market price or value of the preferred shares and debt securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The debt securities will not be secured by any assets of the Company.

Holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of debt securities and would have a claim that ranks equal with the claim of holders of debt securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

7

THE COMPANY

This summary does not contain all the information about us that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be part of this prospectus.

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation–Corporation Hydrogenique” on October 27, 2009 in connection with a transaction involving Algonquin Power Income Fund (the “APIF Transaction”).

Old Hydrogenics was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Société Hydrogenique Incorporée–Hydrogenics Corporation Incorporated”. From 1990 to August 1995, Société Hydrogenique Incorporée–Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business, and in 2000, changed our name to Hydrogenics Corporation – Corporation Hydrogenique. Until October 27, 2009, we were a wholly-owned subsidiary of Old Hydrogenics.

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers (“OEMs”), systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift trucks. In November 2007, we announced we were exiting the fuel cell test products, design, development and manufacturing business, that was conducted through our Test Systems business unit.

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6. Our telephone number is (905) 361-3660. Our agent for service in the United States for any actions relating to our common shares is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400.

OUR BUSINESS

We design, develop and manufacture hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”) technology. Our mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and a branch office in Russia.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. Our Power Systems business segment is based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, stationary and motive power applications.

OnSite Generation

Our OnSite Generation business segment is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

8

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at US$5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ours. We believe the annual market for on-site hydrogen generation equipment is approximately US$100 million to US$200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, an increase in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products, which also service the need for ancillary electrical power services, such as grid balancing and load profiling. While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities. In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from a highly compact area. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets.

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of US$6 billion and the market for telecom backup power is estimated to be US$2 to US$3 billion in the United States alone, based on a complete displacement of existing products serving this market.

9

Our Power Systems products are sold to leading OEMs such as CommScope, Inc. to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current and alternative current backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military, aerospace and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics. While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

Recent Developments

On April 4, 2014, we issued a press release announcing that customer-driven timing of deliveries had impacted our revenue for the first quarter of 2014, and that we expected to realize between $7.0 and $7.5 million of revenue for the three months ended March 31, 2014.

Prior Sales

We have not issued any securities in the 12-month period before the date of this prospectus other than: (i) 891,250 common shares issued to the public at a price of US$7.75 per common share on May 3, 2013 pursuant to a U.S. prospectus supplement; (ii) 61,904 common shares on the exercise of options at an issue price of Cdn$7.15; and (iii) 245,003 common shares on the exercise of 287,502 Series A and Series B warrants at an issue price of US$3.68. We also issued 37,827 performance share units, each of which entitles the holder thereof to receive common shares in certain circumstances.

For additional information regarding the changes in our share capital for the last three years, please refer to Note 12 of our consolidated financial statements as at and for the years ended December 31, 2013 and 2012, which are incorporated by reference herein.

Price Range and Trading

TSX

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes on the TSX (as reported by TMX Datalinx) for the periods indicated for our common shares under the symbol “HYG”.

10

Period	High Price (Cdn$ per share)	Low Price (Cdn$ per share)	Total Volume

2013
March	9.10	8.00	32,791
April	9.30	7.65	57,384
May	14.09	8.30	193,230
June	17.05	12.27	381,055
July	15.93	13.64	71,579
August	14.24	11.00	76,680
September	13.71	11.25	43,250
October	13.52	11.44	42,113
November	16.55	12.00	61,223
December	20.80	15.08	105,997

2014
January	26.70	19.20	235,177
February	30.35	23.61	176,596
March	39.50	27.29	787,727
April 1 to 7	31.52	22.90	100,726

Nasdaq

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes on the Nasdaq (as reported by Standard & Poor’s Capital IQ) for the periods indicated for our common shares under the symbol “HYGS”.

Period	High Price (US$ per share)	Low Price (US$ per share)	Total Volume

2013
March	8.89	7.81	143,844
April	9.50	7.51	538,927
May	13.50	7.99	2,288,747
June	16.75	11.61	3,746,548
July	15.50	13.08	1,490,232
August	13.99	10.52	1,571,681
September	13.57	11.00	1,067,956
October	12.94	11.05	759,593
November	15.68	11.75	707,155
December	19.68	14.07	1,742,174

2014
January	23.98	17.67	2,602,982
February	27.72	21.28	2,136,653
March	35.52	24.21	6,653,617
April 1 to 7	28.65	20.84	1,162,051

11

USE OF PROCEEDS

The securities offered by this prospectus may be offered from time to time at the discretion of the Company in one or more series or issuances with an aggregate offering amount not to exceed US$100 million. The net proceeds derived from the issue of the securities, or any one of them, under any prospectus supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the securities issued under any prospectus supplement. We will set forth information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering. We will not receive any proceeds from any sales of securities by any selling securityholders.

We may, from time to time, issue debt instruments, incur additional indebtedness and issue equity securities or warrants other than through the issue of securities pursuant to this prospectus.

For the fiscal year ended December 31, 2013, we had a negative cash flow from operating activities equal to US$9.197 million. We may use any portion of the net proceeds from the issuance of any securities under this prospectus to support any negative cash flows from operating activities in future periods.

In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement with Technologies Partnerships Canada, a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances (the “TPC Agreement”). In connection with the APIF Transaction, Stuart Energy transferred all of its assets and liabilities, including all of its rights, obligations and liabilities under the TPC agreement, to the Company. In January 2011, we entered into an amendment (the “Amendment”) to the TPC Agreement with the Minister of Industry. Pursuant to the Amendment, we agreed to pay to the Minister of Industry 3% of the net proceeds of all equity instrument financings (which would include distributions under this prospectus of common shares, preferred shares or debt securities convertible into common shares, subscription receipts exchangeable for common shares, warrants for the purchase of common shares, share purchase contracts with respect to common shares, or units comprised of any of the foregoing securities) completed on or before September 30, 2017, up to an aggregate limit of Cdn$800,000 (the “Contingent Amount”). As of April 8, 2014, Cdn$312,270 of the Contingent Amount remains payable.

Capitalization and indebtedness

The following table sets forth our capitalization as of December 31, 2013. This table should be read in conjunction with our audited consolidated financial statements as at and for the years ended December 31, 2013 and 2012, which are incorporated by reference herein. There have been no material changes to our capitalization or indebtedness since December 31, 2013.

As of December 31, 2013 (US$ in thousands)
(Audited)
Shareholders’ equity
Common shares	333,312
Series B purchaser warrants	1,075
Contributed surplus	18,449
Deficit	(345,351)
Accumulated other comprehensive loss	(249)
Total capitalization	$7,236

12

Earnings coverage ratios

The following earnings coverage ratio has been calculated for the twelve-month period ended December 31, 2013. The following earnings coverage ratio does not give effect to any issuance of preferred shares or debt securities pursuant to this prospectus or any prospectus supplement, since the aggregate principal amounts and the terms of such preferred shares or debt securities are not presently known. In addition, the earnings coverage ratio set out below does not purport to be indicative of earnings coverage ratios for any future period.

12 Months Ended December 31, 2013
Actual
Interest requirements (in thousands)	US$426
Earnings (loss) before interest expense and taxes (in thousands)	(US$8,493)
Earnings Coverage	(19.94)

Due to losses in this period, our earnings coverage ratio is less than one-to-one. In order to achieve an earnings coverage ratio of one-to-one for the 12 months ended December 31, 2013, the Company would need to have earned an additional US$8.919 million.

DESCRIPTION OF common shares and PREFERRED SHARES

The following briefly summarizes the provisions of our articles of incorporation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at December 31, 2013, there were 9,017,617 common shares and no preferred shares issued and outstanding. As at April 8, 2014, there were 9,088,697 common shares and no preferred shares issued and outstanding.

Common Shares

Dividend Rights

Holders of common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, to receive dividends as and when declared by our Board of Directors. We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future. If dividends are declared or paid, our transfer agent, CST Trust Company, would be the paying agent for any distributions.

Voting Rights

Holders of common shares are entitled to receive notice of and to attend all meetings of our shareholders and to vote at such meetings, except meetings at which only holders of a specific series of shares are entitled to vote. Each common share carries one vote on all matters to be voted on by our shareholders.

Preemptive, Subscription, Redemption and Conversion Rights

Common shares do not carry pre-emptive rights or rights of conversion into any other securities. However, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, General Motors has been granted the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds. General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of common shares in connection with acquisitions. General Motors’ participation right terminates on the date that the corporate alliance agreement between the Company and General Motors dated October 16, 2001 is terminated.

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We have also granted similar participation rights to Enbridge Inc. (“Enbridge”). In the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, Enbridge has been granted the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds. Enbridge’s participation right is subject to certain limited exceptions, including the issuance of common shares in connection with acquisitions. Enbridge’s participation right terminates on the earlier of (i) the date Enbridge ceases to be the beneficial owner of more than 5% of our outstanding common shares, (ii) the date that the joint development agreement between the Company and Enbridge dated April 20, 2012 is terminated, or (iii) April 20, 2014.

In addition, we have granted General Motors a pre-emptive right whereby so long as General Motors holds at least 10% of our outstanding common shares, in the event that any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their common shares to any person, or (ii) any of their common shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the common shares to General Motors. General Motors currently owns less than 10% of our outstanding common shares, and therefore may not exercise this right.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, to share ratably in all of our assets remaining after payment of all liabilities.

Preferred Shares

As you read this section, please remember that the specific terms of your series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will govern. Thus, the statements we make in this section may not apply to your series of preferred shares.

Reference to a series of preferred shares means all of the preferred shares issued as part of the same series and having the attributes set out in our articles of incorporation. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred shares you purchase. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Under our articles of incorporation, our Board of Directors is authorized, subject to Canadian law, without shareholder approval, from time to time to issue an unlimited number of preferred shares in one or more series. Our Board of Directors can fix the designations, powers, preferences, privileges and relative participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Preferred shares are entitled to priority over our common shares as to dividend rights, conversion rights, voting rights, redemption and liquidation preferences. Preferred shares may be convertible into shares of any other series or class of shares if our Board of Directors so determines. Our Board of Directors may fix the terms of the series of preferred shares it designates subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series.

The prospectus supplement relating to the particular series of preferred shares will contain a description of the specific terms of that series as fixed by our Board of Directors, including, as applicable;

•	the offering price at which we will issue the preferred shares;

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•	the title and designation of number of shares of the series of preferred shares;

•	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or non-cumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

•	any conversion or exchange rights;

•	whether the preferred shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any sinking fund provisions;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of incorporation.

The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, and will be entitled to a preference over our common shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares of any series is not paid in full, the preferred shares of such series shall participate rateably with the preferred shares of every other series in respect of all such dividends and amounts.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities, including convertible debt securities, from time to time in one or more series. The specific terms relating to any of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the debt securities offered. As required by U.S. federal law and in conformity with the applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the indenture and in one or more resolutions of our Board of Directors, or pursuant to authority granted by one or more resolutions of our Board of Directors, or established pursuant to one or more supplemental indentures and may include the following, as applicable to the series of debt securities offered thereby:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities that may be authenticated and delivered under the indenture;

•	the extent and manner, if any, to which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment or other liabilities or obligations of the Company;

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•	the percentage or percentages of principal amount at which the debt securities will be issued;

•	the date or dates on which the principal of the debt securities is payable;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for any interest payable on the debt securities which are in registered form and the conventions for calculating interest if other than on the basis of a 360-day year of twelve 30 day months, if any;

•	the place or places, if any, other than or in addition to New York, New York, where the principal of (and premium, if any) and any interest on debt securities will be payable, any debt securities may be surrendered for registration of transfer, debt securities may be surrendered for exchange and the place or places where notices or demands to or upon us in respect of the debt securities may be served;

•	any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed or purchased at the Company’s option or otherwise;

•	the denominations in which any of the debt securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

•	if other than the Company or the trustee, the identity of each registrar and/or paying agent;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration;

•	if the debt securities may be converted into or exercised or exchanged for common shares or preferred shares or other securities of the Company or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at the Company’s option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common shares or preferred shares or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	any subordination provisions applicable to the debt securities;

•	the issue price at which the debt securities will originally be issued, expressed as a percentage of the principal amount, and the original issue date;

•	if the debt security is also an original issue discount security, the yield to maturity;

•	if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities will or may be payable;

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•	any index, formula or other method pursuant to which the amount of payments of principal of and any premium and interest on the debt securities will or may be determined;

•	whether the principal of, and premium, if any, and interest, if any, on the debt securities are to be payable, at our election or at the election of a holder, in a currency other than that in which such debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such debt securities are denominated or stated to be payable and the currency in which such debt securities are to be so payable;

•	the designation of the initial exchange rate agent, if any;

•	the defeasance provisions of the indenture that will be applicable to the debt securities, and any provisions limiting the applicability of, in modification of, in addition to or in lieu of such provisions;

•	provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

•	any deletions from, modifications of or additions to the events of default or covenants with respect to debt securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the indenture;

•	whether the debt securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities in bearer form and as to exchanges between registered and bearer form;

•	whether the debt securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

•	the date as of which any bearer securities and any temporary global security representing outstanding securities shall be dated if other than the date of original issuance of the first security to be issued;

•	the person to whom any interest on any security will be payable, if other than the person in whose name that security is registered at the close of business on the record date for such interest;

•	temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

•	if the debt securities are to be issued upon the exercise of warrants, the time, manner and place for such securities to be authenticated and delivered;

•	whether, under what circumstances and the currency in which the Company will pay additional amounts (on account of any requirement to withhold or deduct taxes) on the debt securities to any holder;

•	the form of the face and reverse of the debt securities;

•	the CUSIP numbers for the debt securities, if any; and

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•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) on the debt securities.

Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued will not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity.

If the Company chooses to issue under this prospectus debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR, the Company has undertaken to deliver to the Ontario Securities Commission a copy of the draft prospectus supplement or pricing supplement for such debt securities and accordingly, the prospectus supplement or pricing supplement for such debt securities may contain additional disclosure of the use of LIBOR as it relates to such debt securities. The Company has not previously issued any debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of the subscription receipts sets forth certain general terms and provisions of the subscription receipts to which any prospectus supplement may relate. We may issue subscription receipts that may be exchanged by the holders thereof for debt securities, preferred shares or common shares upon the satisfaction of certain conditions. The particular terms and provisions of the subscription receipts offered pursuant to an accompanying prospectus supplement, and the extent to which the general terms described below apply to those subscription receipts, will be described in such prospectus supplement.

Subscription receipts may be offered separately or together with debt securities, preferred shares or common shares, as the case may be. The subscription receipts will be issued under a subscription receipt agreement. Under the subscription receipt agreement, a purchaser of subscription receipts will have a contractual right of rescission following the issuance of debt securities, preferred shares or common shares, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the subscription receipts upon surrender of the debt securities, preferred shares or common shares, as the case may be, if this prospectus, the relevant prospectus supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the subscription receipts are issued.

Any prospectus supplement for subscription receipts supplementing this prospectus will contain the terms and conditions and other information with respect to the subscription receipts being offered thereby, including:

•	the number of subscription receipts;

•	the price at which the subscription receipts will be offered and whether the price is payable in instalments;

•	any conditions to the exchange of subscription receipts into debt securities, preferred shares or common shares, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the subscription receipts into debt securities, preferred shares or common shares, as the case may be;

•	the number of debt securities, preferred shares or common shares, as the case may be, that may be exchanged upon exercise of each subscription receipt;

•	the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each security;

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•	the dates or periods during which the subscription receipts may be exchanged into debt securities, preferred shares or common shares;

•	whether such subscription receipts will be listed on any securities exchange;

•	any other rights, privileges, restrictions and conditions attaching to the subscription receipts; and

•	any other specific terms of such subscription receipts.

Subscription receipt certificates will be exchangeable for new subscription receipt certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exchange of their subscription receipts, holders of subscription receipts will not have any of the rights of holders of the securities subject to the subscription receipts. The preceding description and any description of subscription receipts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement.

If the Company chooses to issue under this prospectus subscription receipts that may be exchanged for debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR, the Company has undertaken to deliver to the Ontario Securities Commission a copy of the draft prospectus supplement for such subscription receipts and accordingly, the prospectus supplement for such subscription receipts may contain additional disclosure of the use of LIBOR as it relates to the debt securities underlying such subscription receipts. The Company has not previously issued any debt securities or subscription receipts that may be exchanged for debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR.

DESCRIPTION OF WARRANTS

The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. We may issue warrants for the purchase of common shares, preferred shares or debt securities. Warrants may be issued independently or together with common shares, preferred shares or debt securities offered by any prospectus supplement and may be attached to, or separate from, any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the applicable warrant agreement. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

Debt Warrants

The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following:

•	the title of such debt warrants;

•	the offering price for such debt warrants, if any;

•	the aggregate number of such debt warrants;

•	the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

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•	if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

•	if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property);

•	the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time;

•	whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•	the anti-dilution or adjustment provisions of such debt warrants, if any;

•	the redemption or call provisions, if any, applicable to such debt warrants; and

•	any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

If the Company chooses to issue under this prospectus warrants for the purchase of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR, the Company has undertaken to deliver to the Ontario Securities Commission a copy of the draft prospectus supplement for such warrants and accordingly, the prospectus supplement for such warrants may contain additional disclosure of the use of LIBOR as it relates to the debt securities purchasable upon exercise of such warrants. The Company has not previously issued any debt securities or warrants for the purchase of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR.

Share Warrants

The prospectus supplement relating to any particular issue of common share warrants or preferred share warrants will describe the terms of such warrants, including the following:

•	the title of such warrants;

•	the offering price for such warrants, if any;

•	the aggregate number of such warrants;

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•	the designation and terms of the common shares or series of preferred shares purchasable upon exercise of such warrants;

•	if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security;

•	if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable;

•	the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•	the anti-dilution provisions of such warrants, if any;

•	the redemption or call provisions, if any, applicable to such warrants; and

•	any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash a number or an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement.

Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Issued Warrants

The Company previously issued Series A and Series B warrants of the Company (collectively, the “Purchaser Warrants”) to Alpha Capital Anstalt and Iroquois Master Fund Ltd. on January 14, 2010. As of the date of this prospectus, all of the Purchaser Warrants have been exercised. Therefore, as of the date of this prospectus, the Company does not have any outstanding warrants.

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DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of our common shares or preferred shares, as applicable, at a future date or dates. The price per common share or preferred share, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula contained in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we wish.

The applicable prospectus supplement may contain, where applicable, the following information about the share purchase contracts issued under it:

•	whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the share purchase contracts are to be prepaid or not;

•	whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of our common shares or preferred shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; and

•	whether the share purchase contracts will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any share purchase contracts. The preceding description and any description of share purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the share purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such share purchase contracts.

DESCRIPTION OF UNITS

The following description of the terms of the units sets forth certain general terms and provisions of the units to which any prospectus supplement may relate. We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

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If the Company chooses to issue under this prospectus units comprised of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR, the Company has undertaken to deliver to the Ontario Securities Commission a copy of the draft prospectus supplement for such units and accordingly, the prospectus supplement for such units may contain additional disclosure of the use of LIBOR as it relates to the debt securities comprising such units. The Company has not previously issued any debt securities or units comprised of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to LIBOR.

PLAN OF DISTRIBUTION

We may issue the securities offered by this prospectus for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries, or

•	directly to one or more purchasers.

The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, the securities and the proceeds, if any, to us from such sale or exchange,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any offering price, and

•	any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement if any of such securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser or through agents designated from time to time. Any agent involved in the offering and sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best efforts basis for the period of its appointment.

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We may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any securities offered hereby. Any such commission will be paid out of our general corporate funds.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of preferred shares, debt securities, subscription receipts, warrants, share purchase contracts and units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units, preferred shares, debt securities, subscription receipts, warrants, share purchase contracts and units offered hereby will not be listed on any securities or stock exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in our preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given that any broker-dealer will make a market in the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for the preferred shares, debt securities, subscription receipts, warrants, share purchase contracts or units of any series.

In connection with any offering of securities (excluding at-the-market distributions of equity securities), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in any at-the-market distribution of equity securities, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

Without limiting the generality of the foregoing, we also may issue some or all of the securities offered by this prospectus in exchange for property, including securities or assets of ours or of other companies which we may acquire in the future.

A selling securityholder may offer securities using any of the methods described above through underwriters, dealers or other placement agents or in direct sales. The applicable prospectus supplement will describe the selling securityholder’s method of distribution, will name any underwriter, dealer or other placement agent of the selling securityholder and will describe the compensation to be paid to any of these parties. See “Selling Securityholders” below.

selling securityholders

Securities may be sold under this prospectus by way of secondary offering by or for the account of our securityholders who may include certain directors, executive officers, employees or certain other holders of our securities. The prospectus supplement for or including any offering of securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number of securities owned by each of the selling securityholders;

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•	the number of securities being distributed for the accounts of the selling securityholders;

•	the number of the securities of the Company of any class to be owned by the selling securityholders after the distribution and the percentage that number represents of the total number of securities of that class outstanding;

•	whether the securities are owned by the selling securityholder both of record and beneficially, of record only, or beneficially only; and

•	if the selling securityholder acquired any securities in the 24 months preceding the date of the prospectus supplement, the date the selling securityholder acquired the securities, and if the selling securityholder acquired any securities in the 12 months preceding the date of the prospectus supplement, the cost thereof to the securityholder in the aggregate and on an average per security basis.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of the securities by an investor who is a United States person, including, to the extent applicable, certain U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, whether or not we will be considered a passive foreign investment company (and if so, the tax consequences to a United States shareholder), backup withholding and the foreign tax credit, and certain U.S. federal income tax consequences relating to securities payable in a currency other than U.S. dollars or containing early redemption provisions or other special terms.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada and filed with or furnished to the SEC under the U.S. Securities Exchange Act of 1934, as amended, are specifically incorporated by reference in this prospectus:

1.	our annual information form for the year ended December 31, 2013;

2.	our audited consolidated financial statements and results of operations of our company as at and for the years ended December 31, 2013 and December 31, 2012, together with the notes thereto and the independent auditor’s report thereon; and

3.	our management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2013; and

4.	our management proxy circular dated April 1, 2013 in connection with our annual meeting of shareholders held on May 8, 2013.

Any documents of the type described in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by us and any template version of marketing materials (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference into this prospectus. In addition, any report filed with the SEC by us pursuant to section 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, or submitted by us to the SEC pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, provided that any reports on Form 6-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K.

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Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and new annual financial statements being filed with and, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities hereunder.

A prospectus supplement containing the specific terms of an offering of our securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

When we update our disclosure of interest coverage ratios by a prospectus supplement, the prospectus supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of interest coverage ratios and any prospectus supplement supplying any additional or updated information we may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Robert Motz, Chief Financial Officer and Corporate Secretary, at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6 (Telephone: (905) 361-3638). Copies of documents that we have filed with the securities regulatory authorities in Canada may be obtained at the Canadian Securities Administrators’ website at www.sedar.com.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon on our behalf by Torys LLP. As of the date hereof, the lawyers of Torys LLP, directly or indirectly, in aggregate, own less than one percent of our outstanding common shares.

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auditors, transfer agents and registrars

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, PwC Tower, Suite 2600, 18 York Street, Toronto, Ontario, Canada M5J 0B2. PricewaterhouseCoopers LLC is independent of us within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Our transfer agent and registrar in Canada is CST Trust Company at its principal office in Toronto, Ontario, Canada and the co-transfer agent and co-registrar for our common shares in the United States is Computershare Investor Services LLC at its offices in New York, New York.

AGENT FOR SERVICE OF PROCESS

Henry J. Gnacke, a director of the Company, resides outside of Canada and has appointed the following agent for service of process:

Name and Address of Agent
Henry J. Gnacke	Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario
L5T 2N6

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY and contractual RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. legal adviser for particulars of these rights.

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In an offering of preferred shares, warrants, subscription receipts, share purchase contracts, or units comprised of one or more of the foregoing which are convertible, exchangeable or exercisable into other securities of the Company (collectively, “Convertible Securities”), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Convertible Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. By virtue of their purchase of Convertible Securities, original purchasers will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Convertible Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the securities issued to such purchaser upon conversion of such Convertible Securities, in the event that this prospectus, as supplemented by an applicable prospectus supplement relating to such Convertible Securities, as amended, contains a misrepresentation, provided that the right of rescission is exercised within 180 days of the date of the purchase of the Convertible Securities. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 the Securities Act (Ontario) or otherwise at law. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

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CERTIFICATE OF THE COMPANY

Date:       April 8, 2014

This short form prospectus, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the prospectus supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the prospectus supplement(s) as required by the securities legislation of each of the provinces of Canada, except Québec.

(Signed) Daryl Wilson Chief Executive Officer	(Signed) Robert Motz Chief Financial Officer

On behalf of the Board of Directors

(Signed) Douglas Alexander Director	(Signed) Donald Lowry Director

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$15,000,000

HYDROGENICS CORPORATION

_________

PROSPECTUS SUPPLEMENT

_________

Craig-Hallum Capital Group

Sole Book-Running Manager

Roth Capital Partners

Co-Manager

The date of this prospectus supplement is December ■, 2015